Exhibit 99.1

Press release – For Immediate Release

CNOOC Limited Announces Qinhuangdao/ Caofeidian Onshore Power Project Commences Operation Successfully

(Hong Kong, September 23, 2021) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) announced today that Qinhuangdao/ Caofeidian onshore power project has commenced operation successfully.

This onshore power project is located in the mid-western Bohai Bay, containing two parts, firstly the Qinhuangdao 32-6 and Caofeidian 11-1 oilfields onshore power project, and secondly the Qinhuangdao 32-6 facility capacity expansion project. The Qinhuangdao 32-6 oilfields are approximately 20 kilometres from the coast, with an average water depth of 19 meters. The Caofeidian 11-1 oilfields are approximately 30 kilometres from the coast, with an average water depth of 25 meters.

The onshore power project has built with two onshore high voltage switching stations and two offshore electric power platforms, with a designed power transmission capacity of 200MW. It is positioned to provide electric power to Qinhuangdao 32-6 oilfields, Caofeidian 11-1 oilfields, and Caofeidian 6-4 oilfields. The Qinhuangdao 32-6 facility capacity expansion project has been constructed with two simple oil-water processing platforms both of which rely on the electricity supply of the onshore power project to scale up a holistic oil extraction and capacity expansion by taking advantage of the onshore power grid. It is estimated that the daily increase in oil production will reach the peak in 2023, about 8,100 barrels, an increase of nearly 20% over the current level.

After the running the onshore power project, compared with self-generating electricity in the platform, the relevant oilfields are expected to save 85,900 tons of standard coal equivalents, reduce 4,000 tons of NOx emissions and 186,000 tons of CO2 emissions in peak years. It demonstrates remarkable energy saving and emission reduction effects, which marks a historic change in the power consumption mode of China’s offshore oilfield operations. It also signifies that the energy consumption structure of offshore oilfields has embarked on a fully-fledged implementation of low-carbon transformation.

Mr. Wang Dongjin, Chairman of CNOOC Limited, said, “The onshore power project is a vigorously measure for the Company to practice the concept of sustainable development and improve our capability of low-carbon operation. The Company will take this as an important starting point, make every effort to promote increase in reserves and production, and demonstrate greater deeds in the implementation of the ‘carbon peak and carbon neutrality’ goal.”

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to the Company and its controlling shareholder being listed in the list of the U.S. for sanction against companies with alleged ties to the Chinese military, those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, environmental responsibility and compliance requirements, the Company’s price forecast, the exploration and development activities, mergers, acquisitions and divestments activities, HSSE and insurance policies and changes in anti-corruption, anti-fraud, anti-money laundering and corporate governance laws. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Bunny Lee

Porda Havas International Finance Communications Group

Tel: +852 3150 6707

Fax: +852 3150 6728

E-mail: cnooc.hk@pordahavas.com

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